FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Translation of the announcement of the Bank’s agenda for the Shareholders meeting.

Item 1

BANCO SANTANDER CHILE
ORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of Banco Santander Chile has summoned an Ordinary Shareholders Meeting on April 25, 2006 at 5:00pm at the Bank’s headquarters located at Bandera 140, 12th Floor, Santiago, Chile. The proposed agenda for the meeting is as follows:

1.	Submit for approval the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank, the Independent Report of the External Auditors, and the Notes corresponding to the period between January 1 and December 31 of 2005.
2.	Allocation of 2005 earnings. A dividend of Ch$0.82682216 per share will be proposed, corresponding to 65% of 2005 earnings. At the same time, we will propose at the meeting that 35% of 2005 earnings be retained to increase the Bank’s reserves. If approved this dividend will be paid beginning on April 27, 2006.
3.	Designation of External Auditors.
4.	Nomination of a new Board member.
5.	Determine the Board of Director’s remuneration.
6.	Audit Committee’s Report and approval of the Audit Committee’s budget.
7.	Give account of all operations subject to Article 44 of Law 18,046 (related party transactions).
8.	Discuss any matter of interest that corresponds to be discussed in an Ordinary Shareholders Meeting according to current laws and the Bank’s bylaws.

As required by Article 49, No. 12 of the General Banking Law, the Bank published its Financial Statements corresponding to the period between January 1 and December 31 of 2005 in the “Estrategia” newspaper on February 24, 2006. The Financial statements including the Notes and the Independent Report of the External Auditors are also available and on our website at www.santandersantiago.cl .

All shareholders on record in the Shareholders’ Registry on April 19, 2006 will have the right to vote in the meeting. All shareholders on record in the Shareholders’ Registry on April 21, 2006 will have the right to receive the dividend approved in the Meeting.

Reception of Proxies

The reception of proxies for the Ordinary Shareholders’ Meeting will be held at the same day and place as the meeting between 3:30pm and 5:00pm.

THE PRESIDENT

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	April 7, 2006	By:	/s/ Gonzalo Romero

			Name:	Gonzalo Romero
			Title:	General Counsel